# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anghami Inc., CIK 0001871983
CUSIP: G0369L101
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: DUBAI INTERNET CITY, BUILDING 17, 2ND FL, OFFICE 254, DUBAI, United Arab Emirates (C0), 73030
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001104659-24-044818
Filed by CIK 0002018653
Persons authorized to receive notices and communications: Fiona Robertson, OSN Building, Dubai Media City, Dubai, United Arab Emirates (C0), -, 971-52-877-7826

## Reporting persons
- OSN Streaming Ltd (CIK 0002018653): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 ordinary shares, par value $0.0001 per share (the 'Ordinary Shares') of Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability (the 'Issuer') plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note (as defined below) and the Additional Notes (as defined below) that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement (as defined below). The total number of Ordinary Shares into which the Notes (as defined below) are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of December 12, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note and the Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- OSN Streaming Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note and the Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of December 12, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note and the Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Panther Media Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note and the Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of December 12, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note and the Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Panther Media Group Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note and the Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of December 12, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note and the Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Kuwait Projects Company (Holding) K.S.C.P: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Kuwait (M6); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note and the Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of December 12, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note and the Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Anghami Inc.
Address of issuer's principal executive offices: DUBAI INTERNET CITY, BUILDING 17, 2ND FL, OFFICE 254, DUBAI, United Arab Emirates (C0), 73030
Comment:
Explanatory Note:

This Amendment No. 2 (this "Amendment No. 2") amends the initial statement on Schedule 13D filed by the Reporting Persons on April 8, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on November 19, 2024, relating to the Ordinary Shares of the Issuer.

The information reported in the Original Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Original Schedule 13D. All references to the Schedule 13D in the Original Schedule 13D and this Amendment No. 2 shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment No. 2.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby supplemented by the addition of the following:

"The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented by the addition of the following:

"On December 16, 2024, the Issuer issued a senior unsecured convertible note in the amount of $12,000,000 (the "Initial Note") pursuant to a Convertible Note Purchase Agreement (the "Note Purchase Agreement"), dated December 16, 2024 (the "Funding Date"), to OSN Streaming.

Pursuant to the Note Purchase Agreement, OSN Streaming may elect to purchase additional senior unsecured convertible notes in the same form as the Initial Note in an aggregate principal amount up to an additional $43,000,000 (the "Additional Notes") during the 18-month period following the Funding Date.

Notes issued under the Note Purchase Agreement (including the Initial Note and the Additional Notes, the "Notes") will mature on December 16, 2027 (the "Maturity Date"). Interest will accrue on the outstanding principal amount of each Note issued at a rate of 11.0% per annum, payable in kind (the "PIK Interest") by adding the accrued PIK Interest to the outstanding principal amount of such Note on a monthly basis.

OSN Streaming may, at its sole discretion, elect to convert any portion of the outstanding principal amount of any Note issued and the accrued and unpaid PIK Interest thereon into Ordinary Shares at a per share conversion price equal to (i) $2.50, if such conversion occurs before the first anniversary of the Funding Date, (ii) $2.75, if such conversion occurs on or after the first anniversary and before the second anniversary of the Funding Date, or (iii) $3.00, if such conversion occurs on or after the second anniversary of the Funding Date. Notwithstanding the foregoing, OSN Streaming may not convert any PIK Interest into Ordinary Shares without providing written notice to the Company of its intention to do so, which shall not be effective until the 61st day after such notice is delivered to the Company. OSN Streaming may waive this requirement by providing written notice to the Company, which shall not be effective until the 61st day after such notice is delivered to the Company. The outstanding principal amount of any Note issued and the accrued and unpaid PIK Interest thereon will be automatically converted into Ordinary Shares at a per share conversion price equal to $3.00 on the Maturity Date (subject to adjustment pursuant to the Notes). The Notes include customary covenants, subject to specified exceptions. Such covenants and exceptions include that the Issuer is prohibited from incurring additional debt without the consent of OSN Streaming, other than in connection with working capital and receivable financing up to $20.0 million, plus, under certain circumstances, the difference between $55.0 million and the aggregate principal amounts of all Notes issued at such time. The Notes include customary events of default, the occurrence of which may result in the acceleration of the maturity of the Notes.

The Ordinary Shares issuable upon conversion of the Notes constitute "Registrable Securities" pursuant to, and are entitled to the benefits of, the registration rights agreement, dated April 1, 2024, by and between the Issuer and OSN Streaming, which is attached hereto as Exhibit 10.

The foregoing descriptions of the Note Purchase Agreement and the Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Note Purchase Agreement and the Notes, which are attached hereto as Exhibits 8 and 9, respectively."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

"The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

As of the date of this Schedule 13D, OSN Streaming is the record owner of an aggregate of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares underlying warrants that are exercisable at a price of $11.50 per Ordinary Share (subject to certain specified adjustments) in accordance with the terms of the OSN Warrant (as defined in Item 6 below), plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of (y) the $12,000,000 aggregate principal amount of the Initial Note and (z) the $43,000,000 aggregate principal amount of the Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement, each at a per share conversion price of $2.50. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer. OSN Streaming Holding, a wholly owned subsidiary of PMH, holds 100% of the equity interests in OSN Streaming. PMH, a wholly owned subsidiary of PMG, holds 100% of the equity interests in OSN Streaming Holding. PMG (a majority-owned subsidiary of which KIPCO holds approximately 88%), holds 100% of the equity interests in PMH. As such, these persons may be deemed to be members of a "group" with, and may be deemed to have or share indirect voting and dispositive power over any of the Issued Ordinary Shares acquired directly by, OSN Streaming. The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based on a total of 102,290,942 Ordinary Shares, which includes (i) 66,864,696 Ordinary Shares outstanding as of December 12, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note and the Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons."
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

"The information set forth in Item 5(a) of this Amendment No. 2 is incorporated herein by reference."
Transactions in the class effected during the past sixty days: Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, during the 60 days preceding the date of this Schedule 13D, none of the Reporting Persons has effected any transactions of Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by the addition of the following:

"The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented to include the following exhibits:

Exhibit #8 - Convertible Note Purchase Agreement, by and between the Issuer and OSN Streaming, dated as of December 16, 2024 (incorporated by reference to Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on December 16, 2024).

Exhibit #9 - Senior Unsecured Convertible Note, issued by the Issuer to OSN Streaming, dated as of December 16, 2024 (incorporated by reference to Exhibit 99.3 to the Issuer's Form 6-K filed with the SEC on December 16, 2024).

Exhibit #10 - Registration Rights Agreement, dated April 1, 2024, by and between OSN Streaming and the Issuer (incorporated by reference to Exhibit 99.3 to the Issuer's Form 6-K filed with the SEC on April 3, 2024).

## Signatures
- OSN Streaming Ltd: /s/ Fiona Robertson, Fiona Robertson, Director (12/18/2024)
- OSN Streaming Holding Limited: /s/ Fiona Robertson, Fiona Robertson, Director (12/18/2024)
- Panther Media Holding Limited: /s/ Laura Herbin, Laura Herbin, Director (12/18/2024)
- Panther Media Group Limited: /s/ Joseph El Kawkabani, Joseph El Kawkabani,Chief Executive Officer (12/18/2024)
- Kuwait Projects Company (Holding) K.S.C.P: /s/ Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Director (12/18/2024)